Exhibit 99.3

June 8, 2022, 4:00 p.m. (Eastern Time) The Meeting will be held virtually at https://web.lumiagm.com/432237190 password: titan2022 (case sensitive) The Meeting Materials and other relevant information are available on: Our website at www.titanmedicalinc.com On SEDAR at www.sedar.com The Circular and this notice will remain available on our website for one year after the date of this notice. Notice of Availability of Materials for the 2022 Annual and Special Meeting of Shareholders NOTICE - AND - ACCESS This year, as permitted by Canadian securities regulators, we are using notice - and - access to deliver our Management Proxy Circular (the “Circular”) for our 2022 annual and special meeting of shareholders (the “Meeting”) . This means that instead of receiving a paper copy of the materials for the Meeting (the “Meeting Materials”), you are receiving this notice, which provides information on how to access these Meeting Materials online . You will also find below information on how to request paper copies of these Meeting Materials if you prefer . Using notice - and - access is more environmentally friendly and cost effective as it reduces the use of paper and the cost of printing and mailing the Meeting Materials to shareholders, which is also aligned with our approach to responsible management . A form of proxy or a voting instruction form is included with this notice, and each includes instructions on how you can vote your shares at the Meeting . It is very important that you read the Circular carefully before voting your shares. BUSINESS OF THE MEETING Join us at the Meeting for the following purposes: The Circular provides additional information relating to the matters to be dealt with at the Meeting . In particular, for information concerning the items listed above, please see the sections of the Circular titled “Election of Directors”, “Appointment of Auditors”, “Renewal of the Share Unit Plan and Deferred Share Unit Plan” and “Adoption of the Employee Share Purchase Plan” . VOTING Please note that you cannot vote by returning this notice . You may vote your shares on the Internet, by phone or mail . Please refer to the instructions on your separate form of proxy or voting instruction form on how to vote using these methods . You may also vote online at the Meeting by following the instructions in the sections “Voting By Proxy - Registered Holders” or “Non - Registered Holders” of the Circular . 1 Election of Directors 2 Appointment of Auditor 3 Renewal and amendment of the Share Unit Plan 4 Renewal and amendment of the Deferred Share Unit Plan 5 Adoption of the Employee Share Purchase Plan

In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions (currently scheduled for 4 : 00 p . m . (Eastern Time) on June 8 , 2022 ) and the date of the Meeting, shareholders should take into account the three (3) business day period for processing requests, as well as typical mailing times . It is estimated that the request for paper copies of the Meeting Materials must be received by May 25 , 2022 , to allow sufficient time for processing and mailing prior to the date of the Meeting . QUESTIONS? If you have any questions, please contact Shorecrest Group Ltd: Toll free: 888.637.5789 Locally in Toronto: 647.931.7454 Email: contact@shorecrestgroup.com (Canada and the United States) The Meeting Materials will be sent to you within three business days of receipt of your request. Please note that you will not receive another form of proxy. Please retain your current one to vote (Canada and the United States) (other countries) The Meeting Materials will be sent to you within ten calendar days of receipt of your request. (Canada and the United States) (other countries) You can also request a copy of the Meeting Materials at www.proxyvote.com using the control number indicated on your voting instruction form. The Meeting Materials will be sent to you within three business days of receipt of your request. Please note that you will not receive another voting instruction form, please retain your current one to vote your shares. (Canada and the United States) (other countries) The Meeting Materials will be sent to you within ten calendar days of receipt of your request. +1-303-562-9305 (English) +1-303-562-9306 (French) (other countries)